SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               Knight Fuller, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                     49900N 10 7
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                                 (CUSIP Number)

                             Allen Harington
                             Celtron International, Inc.
                         Unit 2, Momentum Business Park
                             5630 Old Pretoria Road
                          Midrand, South Africa  1658
                              011-2783-785-4584

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                              February 23, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(e), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).


1



CUSIP No.                           49900N 10 7
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1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
(entities only):

                  Celtron International, Inc., Employer ID No.

                                   91-1903590
         --------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
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3)  SEC  Use  Only
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4)  Sources  of  Funds  (See  Instructions):
        ---------------------------------------------------------------

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)

    or 2(e)
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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of                  (7)  Sole Voting Power:        700,000 common
Shares Beneficially
owned by                   (8)  Shared Voting Power            -0-
Each Reporting             (9)  Sole Dispositive Power:   700,000 common
Person

    (10)  Shared Dispositive Power           -0-

        ---------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                       700,000 shares common stock
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                (See Instructions)
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13)  Percent  of Class  Represented  by  Amount  in Row  (11):
     34.9% of common stock
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14)  Type  of  Reporting  Person  (See  Instructions):   OO
        ---------------------------------------------------------------

2


Item 1.   Security and Issuer

This statement relates to the common stock, $0.0001 par value ("Common Stock") and preferred stock ("Preferred Stock") of Knight Fuller, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 4020 Moorpark Avenue, San Jose, CA 95117.

Item 2.  Identity and Background

This statement is filed by Celtron International, Inc., a corporation organized under the laws of the state of Nevada. Its place of organization is the state of Nevada. Its principal business is communications and tracking technology. The address of its principal place of business is Unit 2, Momentum Business Park, 563 Old Pretoria Road, Midrand, South Africa 1658.

During the last five (5) years, neither Celtron International, Inc., nor its Officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, neither Celtron International, Inc. nor its officers and directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

In a transaction intended to occur simultaneously with the acquisition by Opus International, Celtron International, Inc., the parent company of PayCell, capitalized Knight Fuller with 100% of the outstanding common stock of PayCell in exchange for 10,000,000 common shares of Knight Fuller, which resulted in Knight Fuller becoming a majority owned subsidiary of Celtron International. PayCell's assets consisted of a license which entitles it to exploit technology owned by Celtron in North, Central and South America, as well as Asia and the Pacific Rim. The technology consists of a mobile commerce solution which allows merchants to process credit card transactions over a cellular telephone, and online credit card processing and check guarantee services.

On November 1, 2004, the company and PayCell, Inc., entered into a further agreement with Celtron and its operating subsidiary, Orbtech Holdings, to acquire 50% of the outstanding common stock of CreditPipe (Pty) Ltd., and 50% of CreditPipe's interest in a Postilion Switch, software licensed from Mosaic Software, in exchange for the sum of ZAR 5 million (approximately $812,000).

On February 23, 2005, the agreements between Celtron and Knight Fuller dated September 10, 2004, November 1, 2004, and the license agreement dated May 16, 2004 as modified November 1, 2004, were restated and amended, resulting in Knight Fuller's acquisition of 100% of the outstanding common stock of CreditPipe, in exchange for the further sum of $423,000 in cash. The agreement also reduced Celtron's holdings in Knight Fuller common shares from 10 million to 700,000 shares.

Item 4.  Purpose of Transaction

The purpose of the transaction was to reduce the holdings of Celtron in Knight Fuller, commensurate with a restructuring of agreements between Knight Fuller and Celtron.

Celtron International, Inc. reserves the right to actively pursue various proposals which could relate to or would result in:

   a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   e. Any material change in the present capitalization or dividend policy of the Issuer;

   f. Any other material change in the Issuer's business or corporate structure;

   g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   h. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

   i. Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

As of May 31, 2005, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer. Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 10.16:
Amended and Restated Agreement between Knight Fuller, Inc. and PayCell, Inc., and Celtron International, Inc., Orbtech (Pty) Ltd., and CreditPipe (Pty) Ltd., dated February 23, 2005.


This exhibit is incorporated by reference to Exhibit 10.16 of Knight Fuller, Inc.'s Current Report on Form 8K, filed March 18, 2005.

                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2005
Celtron International, Inc.

Allen Harington
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Allen Harington, President